EXHIBIT 16.1

June 10, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have been furnished with a copy of the disclosures in Item 4.01 of Form 8-K for the event that occurred on June 10, 2020 to be filed by our former client, Lepota Inc., and are in agreement with the statements concerning our firm contained therein. We have no basis to agree or disagree with other matters reported therein.

Jorgensen & Co.

By:	W. Alan Jorgensen, Principal